starpharma

HALF YEAR RESULTS PERIOD ENDED 31 DECEMBER 2005

9 March 2006: Starpharma Holdings Limited (ASX: SPL, USOTC: SPHRY), today announced its financial results for the six months ending 31 December 2005.

The net loss after tax was A$4.1 million for the half year, compared with A$4.5 million for the same period in 2004 adjusted for AIFRS.

Revenue and other income for the period was A$2.8 million, compared with A$0.8 million for the same period in 2005.

Income included A$1.5 million from a contract awarded by the US National Institutes of Health (NIH) in October 2005 to accelerate the development of VivaGel™, the company's lead product in development to reduce the transmission of sexually transmitted infections including HIV and genital herpes. The NIH contract provides approximately A$26.4 million of non-dilutive funding for development of VivaGel™, with no downstream commercial obligations on revenue generated by the product.

Income during the half year also included A$0.9 million from the US Government for a combination microbicide grant. This grant was awarded to Starpharma in September 2004 for the development of a second generation microbicide (ComboGel™), combining the strengths of complementary technologies owned by Starpharma and US company ReProtect Inc.

During the half year the company completed an institutional placement and share purchase plan raising a total of A$15 million (before costs). This capital raising was completed in late December and A$12.9 million (A$12.1 million after costs) of the total funds are included in the cash flows with a further A$2.1 million received after the end of the half year.

Other significant events reported during the half year included an agreement with the Biomolecular Research Institute Limited (BRI) to acquire outright ownership of the Company's core technology, including the patents underlying the VivaGel™ family of products. The agreement also involved cancellation of a 25% royalty that was payable to BRI under the original licence. In return Starpharma issued 7.112 million shares to the BRI.

Starpharma is very well placed with significant US Government funding of its lead product VivaGel™, and cash reserves sufficient to support the company's operations for more than two years.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity ; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com		
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Jackie Fairley** Chief Operating Officer +61 3 8532 2715 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

STARPHARMA HOLDINGS Limited
ABN 20 078 532 180

ASX Half-year information – 31 December 2005

Lodged with the ASX under Listing Rule 4.2A
This information should be read in conjunction with the 30 June 2005 Annual Report.

Contents

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

STARPHARMA HOLDINGS Ltd
Corporate Directory

Directors	P T Bartels AO *Chairman* J W Raff *Chief Executive Officer* P M Colman R Dobinson L Gorr P J Jenkins
Company Secretary	B P Rogers
Registered office	Baker Building 75 Commercial Road, Melbourne, Victoria 3004
Auditor	PricewaterhouseCoopers
Solicitors	Blake Dawson Waldron
Bankers	Commonwealth Bank of Australia, National Australia Bank, Wachovia Bank, USA
Stock exchange listing	Australian Stock Exchange Limited (ASX) ASX Code: SPL Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.
Website address	www.starpharma.com

STARPHARMA HOLDINGS Ltd
Half-year ended 31 December 2005
(Previous corresponding period:
Half-year ended 31 December 2004)

Results for Announcement to the Market

				$
Revenue from ordinary activities *(Appendix 4D item 2.1)*	Down	56%	to	163,681
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	Up (reduced loss)	8%	to	(4,142,888)
Net profit/(loss) for the period attributable to members *(Appendix 4D item 2.3)*	Up (reduced loss)	8%	to	(4,142,888)

Dividends/distributions *(Appendix 4D items 2.4, 2.5 and 2.6)*	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend — Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue & Other Income
(Appendix 4D item 2.6)

	Half Year Ended 31 December	
	2005	2004
Consolidated Revenue and Other Income	$	$
Interest	163,649	368,455
Other Revenue	32	5,657
Total Revenue	**163,681**	**374,112**
Aust Government P3 Grant	320,148	0
US Government NIH Grant	894,241	431,150
US Government NIH Contract	1,469,385	0
Total Other Income	**2,683,774**	**431,150**
Total Revenue/Other Income	**2,847,455**	**805,262**

Explanation of Net Profit/(loss)
(Appendix 4D item 2.6)

The consolidated loss of $4,142,888 is after fully expensing all research and development expenditure and patenting costs. Although there was a significant increase in R&D expenditure compared with the previous corresponding period, this was offset by increased grant and contract funding from the US National Institutes of Health.

STARPHARMA HOLDINGS Ltd
Interim Financial Report – 31 December 2005

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

STARPHARMA HOLDINGS Ltd
Directors' report

Your directors present their report on the consolidated entity consisting of Starpharma Holdings Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2005.

Directors

The following persons were directors of Starpharma Holdings Limited ("the Company") during the whole of the half-year and up to the date of this report:

P T Bartels (Chairman)
P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff (Chief Executive Officer)

Review of Operations

Principal Activities

The principal activities of the Company consist of investment in, and management and funding of dendrimer based research, development and commercialisation. Activities within the Company are directed towards the development of precisely defined nano-scale materials for use in pharmaceutical applications, with a particular focus on the development of topical vaginal microbicides for the prevention of HIV and other sexually transmitted diseases. These activities are managed by the wholly owned subsidiary Starpharma Pty Ltd.

Outside Equity Investments

The Company has a 33% equity holding in Dendritic Nanotechnologies, Inc, a Delaware USA incorporated company ("DNT"). The Company has commercialisation rights to pharmaceutical applications relating to DNT's dendrimer intellectual property through a licensing agreement between DNT and Starpharma Pty Ltd.

The Company has a 25% holding in Dimerix Bioscience Pty Ltd, a biotechnology company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Lead Product VivaGel™

The Company's lead product in development is VivaGel™, a microbicide or formulation designed to significantly reduce the incidence of sexually transmitted infections (STIs). VivaGel™ is initially targeted at HIV and genital herpes. The Company is also investigating other opportunities for potential pharmaceutical products using dendrimers and the multi-binding phenomenon of polyvalence.

Achievements During the Half-year

4th August 2005 Frost & Sullivan Growth Strategy Leadership Award

Starpharma received the 2005 Frost & Sullivan Growth Strategy Leadership Award in recognition of the Company's development of VivaGel™ and other polyvalent dendrimer based products relating to the world nanotechnology market.

15th September 2005 Investee company Dimerix closes Series A financing

Investee company Dimerix Bioscience Pty Ltd closed a Series A financing led by venture capital firm Foundation Capital and supported by the Murdoch Westscheme Enterprise Partnership fund. Starpharma's equity interest post-financing is 25%.

3rd October 2005 VivaGel™ development accelerated with US$20m funding from NIH

Starpharma's VivaGel™ received a major boost with the award of $US20.3m (approximately $A26.4m) development funding by the US-based National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). This was one of the largest awards ever made in Australia by the NIAID, and provides external funding for VivaGel™ through to the start of large-scale efficacy trials.

10th October 2005 Starpharma secures full ownership of core technology

Starpharma and the Biomolecular Research Institute Limited (BRI) announced a significant change to the technology licence arrangements that were executed when Starpharma was spun out of the BRI in 1996. Under the changes announced Starpharma acquired outright ownership of its core technology including the patents underlying the VivaGel™ family of products. The agreement also involved cancellation of a 25% royalty that was payable to BRI under the original licence. In return Starpharma issued 7.112 million shares to the BRI.

11th October 2005 Investee company DNT announced a major collaboration on cancer detection technology

Dendritic Nanotechnologies, Inc (DNT) announced a major collaboration with the Nanotechnology Characterization Laboratory (NCL), an organization established by the US National Cancer Institute. The agreement focuses on the characterization by NCL of DNT's STARBURST™ dendrimers as macromolecular dendrimer-based MRI contrast agents for sensitive, non-invasive cardiovascular diagnostics.

14th November 2005 A$15m raising through Institutional Placement and SPP

Starpharma announced a successful capital raising consisting of a $12 million institutional placement at $0.51 and an underwritten Share Purchase Plan (SPP) to raise an additional $3 million.

Summary

The Company is now in a strong position with sufficient cash reserves for more than two years of operation and non-dilutive US government funding to take the VivaGel™ product through to large scale population studies.

Operating Loss

For the half-year ended 31 December 2005 the consolidated entity incurred an operating loss after income tax of $4,142,888 (December 2004: $4,497,412).

Significant Changes in the State Of Affairs

In the opinion of the directors there were no significant changes in the state of affairs of the economic entity that occurred during the half-year under review not otherwise disclosed in this report or in the financial statements.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 31.

This report is made in accordance with a resolution of the Directors.

Peter T Bartels, *AO*
Director

9th March 2006
Melbourne

STARPHARMA HOLDINGS Ltd
Consolidated income statement
For the half-year ended 31 December 2005

	Half-year 2005 $	Half-year 2004 $
Revenue from continuing operations	163,681	374,112
Other income	2,683,774	431,150
Administration expense	(1,297,756)	(1,598,471)
Research and development expense	(4,795,983)	(3,113,014)
Depreciation and amortisation	(594,207)	(339,646)
Finance costs	(12,940)	(8,235)
Share of results of associates accounted for using the equity method	(289,457)	(243,308)
Loss before income tax	**(4,142,888)**	**(4,497,412)**
Income tax expense	-	-
Loss for the half-year	**(4,142,888)**	**(4,497,412)**
Loss attributable to outside equity interest	-	-
Loss attributable to members of Starpharma Holdings Ltd	**(4,142,888)**	**(4,497,412)**

Loss per share for profits from continuing operations attributable to the ordinary equity holders of the company		
Basic loss per share	(3.5) cents	(4.0) cents
Diluted loss per share	(3.5) cents	(4.0) cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Consolidated balance sheet
As at 31 December 2005

	31 December 2005 $	30 June 2005 $
Current assets		
Cash and cash equivalents	15,529,343	8,166,259
Receivables	4,217,131	187,656
Total current assets	19,746,474	8,353,915
Non-current assets		
Property, plant and equipment	1,536,598	1,232,764
Intangible assets	4,285,467	-
Investments accounted for using the equity method	2,739,572	2,913,061
Total non-current assets	8,561,637	4,145,825
Total assets	**28,308,111**	**12,499,740**
Current liabilities		
Payables	2,016,599	1,647,182
Provisions	318,015	279,589
Interest-bearing liabilities	161,436	60,007
Deferred Income	417,638	378,063
Total current liabilities	2,913,688	2,364,841
Non-current liabilities		
Interest-bearing liabilities	333,803	79,750
Provisions	180,198	89,184
Deferred Income	277,537	-
Total non-current liabilities	791,538	168,934
Total liabilities	**3,705,226**	**2,533,775**
Net assets	**24,602,885**	**9,965,965**
Equity		
Contributed equity	65,387,837	46,821,956
Reserves	392,003	178,076
Retained profits (Accumulated losses)	(41,176,955)	(37,034,067)
Total equity	**24,602,885**	**9,965,965**

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the half-year ended 31 December 2005

	Half-year 2005 $	Half-year 2004 $
Total equity at the beginning of the half-year	**9,965,965**	**17,592,496**
Exchange differences on translation of foreign operations	115,967	(66,998)
Net income recognised directly in equity	**115,967**	**(66,998)**
Profit (loss) for the half year	(4,142,888)	(4,497,412)
Total recognised income and expense for the half-year	**(4,026,921)**	**(4,564,410)**
Transactions with equity holders in their capacity as equity holders:		
Employee share options	97,960	83,805
Contributions of equity, net of transaction costs	18,565,881	-
Total equity at the end of the half-year	**24,602,885**	**13,111,891**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Consolidated Cash flow Statement
For the half-year ended 31 December 2005

	Half-year 2005 $	Half-year 2004 $
Cash flow from operating activities		
Receipts from trade and other debtors	32	5,657
Grant Income (Inclusive of GST)	962,662	908,816
Interest received	149,219	352,875
Interest paid	(12,940)	(8,235)
Payments to suppliers and employees (Inclusive of GST)	(5,828,301)	(4,167,586)
Net cash outflows from operating activities	(4,729,328)	(2,908,473)
Cash flow from investing activities		
Proceeds from sale of property, plant and equipment	-	-
Proceeds from (payments for) other financial assets	20,516	-
Payments for property, plant and equipment	(28,050)	(202,886)
Net cash outflows from investing activities	(7,534)	(202,886)
Cash flows from financing activities		
Proceeds from issue of shares	12,910,500	-
Share issue transaction costs	(778,671)	-
Lease repayments	(31,883)	(63,766)
Net cash inflows (outflows) from financing activities	12,099,946	(63,766)
Net increase (decrease) in cash and cash equivalents held	7,363,084	(3,175,124)
Cash and cash equivalents at the beginning of the period	8,166,259	15,658,300
Cash and cash equivalents at the end of the period	**15,529,343**	**12,483,176**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Notes to the half-year report
For the period ended 31 December 2005

1. Summary of significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation of half year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Application of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AIFRS)

This interim financial report is the first Starpharma Holdings Ltd interim financial report to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Starpharma Holdings Ltd until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Starpharma Holdings Ltd interim financial report for the half year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect the adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in note 7.

Historical cost convention
These financial statements have been prepared under the historical cost convention.

(b) Principles of consolidation

Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Starpharma Holdings Ltd ("company" or "parent company") as at 31 December 2005 and the results of all subsidiaries for the half-year ended. Starpharma Holdings Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different to those of segments operating in other economic environments.

(d) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Starpharma Holdings Ltd's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Assets and liabilities of associated entities are translated into Australian currency at rates of exchange current at balance date, while their incomes and expenses are translated at the average of rates during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Interest revenue is recognised using the effective interest rate method.

All revenue is stated net of the amount of Goods and Services Tax (GST).

(f) Government Grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on these tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Starpharma Holdings Ltd and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Leases

Leases of plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the

remaining balance of the liability for each period. The plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease term.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(i) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue or equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(k) Cash and cash equivalents

Cash and cash equivalents included cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The amount of significant cash and cash equivalents not available for use is disclosed in the notes of the full year financial statements.

(l) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective

evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(m) Investments and other financial assets

From 1 July 2004 to June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after balance sheet date, which are classified as non-current assets.

(n) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(o) Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight line method to allocate their cost or revalued amounts, net of the residual values, over their estimated useful lives. The expected useful lives are 2 to 10 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1 (j)).

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(p) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity between 5 to 6 years, whichever is shorter.

(q) Intangible Assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each company.

(ii) Patents and licences

Costs associated with patents are charged to the income statement in the periods in which they are incurred. Licences and acquired patents with a finite useful life are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of licences and patents over the period of the expected benefit, which varies from 8 to 12 years.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. To date no development costs have been capitalised.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the reporting date which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

(t) Provisions

Provisions for legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item in the same class of obligations may be small.

(u) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Group companies make the statutory superannuation guarantee contribution in respect of each employee to their nominated complying superannuation fund. In certain circumstances pursuant to an employee's employment contract the group companies may also be required to make additional superannuation contributions and/or agree to make salary sacrifice superannuation contributions in addition to the statutory guarantee contribution. The Group's legal or constructive obligation is limited to the above contributions.

Contributions to the employees' superannuation plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

(iv) *Employee benefits on-costs*

Employee benefit on-costs, including payroll tax, are recognised and included in other liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Share-based payments

Share-based compensation benefits are offered to the directors and employees via the Starpharma Holdings Ltd Employee Share Option Plan ("SPLAM").

Share options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under SPLAM is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised in each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share based payments reserve relating to those options is transferred to share capital.

(vi) Bonus payments

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration performance criteria that has been set. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(w) Dividends

Provision is made for the amount of any dividend declared on or before the end of the period but not distributed at balance date.

(x) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

2. Segment information

A change in accounting policy has been adopted for segment reporting to be consistent with the Group's stated goal of discovery, development and commercialisation of dendrimers for pharmaceuticals and other life science applications.

It is the view of the Directors that the risks and returns associated with each of the previous segments is substantially similar to one another. The previous segments do not reflect the Group's current strategies, including combining disease indications within the one development program.

Hence, the nature of the change is the combining all of the previous segments of virology, angiogenesis, other pharmaceuticals, dendritic nanotechnologies and unallocated into the one segment.

The disclosure impact is that no additional information is provided by segment reporting. The change in policy has no financial impact on the Group.

The consolidated entity operates in one geographical segment.

3. Equity securities issued

	Half-year		Half-year	
	2005 Shares	2004 Shares	2005 $	2004 $
Issues of ordinary shares during the half-year				
BRI Share Placement – 10 October 2005	7,112,000	-	4,373,880	-
Share Placement – 17 November 2005	9,573,250	-	4,882,358	-
Share Placement & SPP – 29 December 2005	19,818,995	-	10,107,687	-
	36,504,245	-	**19,363,925**	-

Under the BRI share placement, Starpharma acquired outright ownership of its core technology including the patents underlying the VivaGel™ family of products and the 25% royalty that was payable to BRI under the original licence was cancelled.

The value of the shares issued, measured at the published market price on the date of the agreement, was recorded to the balance sheet as an intangible asset. To the period end amortisation of $88,413 has been recorded to the income statement reducing the carrying value of the intangible asset to $4,285,737.

At period end, $2,079,500 of proceeds was receivable from the share registrar.

Proceeds from share placements are before costs.

4. Earnings per Share

	Half-year 2005 Cents	Half-year 2004 Cents
Basic loss per share	(3.5)	(4.0)
Diluted loss per share	(3.5)	(4.0)
Net loss attributable to members of Starpharma Holdings Ltd used as the numerator in calculating diluted and basic earnings per share	(4,142,888)	(4,497,412)
Weighted average number of ordinary shares outstanding during the year used as the denominator in calculating diluted and basic earnings per share	117,107,550	111,235,000

5. Contingent liabilities

The company has no contingent liabilities.

6. Events occurring after reporting date

There are no matters or circumstances which have arisen since 31 December 2005 that have significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group.

7. Explanation of transition to Australian equivalents to IFRSs

7.1 Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
Current assets				
Cash and cash equivalents		15,658,300	-	15,658,300
Receivables		584,183	-	584,183
Total current assets		16,242,483	-	16,242,483
Non-current assets				
Property, plant and equipment		1,556,265	-	1,556,265
Intangible assets		-	-	-
Investments accounted for using the equity method		692,194	-	692,194
Total non-current assets		2,248,459	-	2,248,459
Total assets		**18,490,942**	**-**	**18,490,942**
Current liabilities				
Payables		445,908	-	445,908
Provisions		249,015	-	249,015
Interest-bearing liabilities		60,007	-	60,007
Deferred Income		-	-	-
Total current liabilities		754,930	-	754,930
Non-current liabilities				
Interest-bearing liabilities		143,516	-	143,516
Provisions		-	-	-
Deferred Income		-	-	-
Total non-current liabilities		143,516	-	143,516
Total liabilities		**898,446**	**-**	**898,446**
Net assets		**17,592,496**	**-**	**17,592,496**
Equity				
Contributed equity		46,821,956	-	46,821,956
Share based payment reserve	7.4(b)	-	56,816	56,816
Foreign currency translation reserve	7.4(a)	12,709	(12,709)	-
Retained profits (Accumulated losses)	7.4(d)	(29,242,169)	(44,107)	(29,286,276)
Total equity		**17,592,496**	**-**	**17,592,496**

7. Explanation of transition to Australian equivalents to IFRSs (continued)

At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Current assets				
Cash and cash equivalents		12,483,176	-	12,483,176
Receivables		401,593	-	401,593
Total current assets		12,884,769	-	12,884,769
Non-current assets				
Property, plant and equipment		1,419,503	-	1,419,503
Intangible assets		-	-	-
Investments accounted for using the equity method		381,887	-	381,887
Total non-current assets		1,801,390	-	1,801,390
Total assets		**14,686,159**	-	**14,686,159**
Current liabilities				
Payables		696,304	-	696,304
Provisions		260,541	-	260,541
Interest-bearing liabilities		60,007	-	60,007
Deferred Income		477,666	-	477,666
Total current liabilities		1,494,518	-	1,494,518
Non-current liabilities				
Interest-bearing liabilities		79,750	-	79,750
Provisions		-	-	-
Deferred Income		-	-	-
Total non-current liabilities		79,750	-	79,750
Total liabilities		**1,574,268**	-	**1,574,268**
Net assets		**13,111,891**	-	**13,111,891**
Equity				
Contributed equity		46,821,956	-	46,821,956
Share based payment reserve	7.4(b)	-	140,621	140,621
Foreign currency translation reserve	7.4(a)	(54,289)	(12,709)	(66,998)
Retained profits (Accumulated losses)	7.4(d)	(33,655,776)	(127,912)	(33,783,688)
Total equity		**13,111,891**	-	**13,111,891**

7. Explanation of transition to Australian equivalents to IFRSs (continued)

At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Current assets				
Cash and cash equivalents		8,166,259	-	8,166,259
Receivables		187,656	-	187,656
Total current assets		8,353,915	-	8,353,915
Non-current assets				
Property, plant and equipment		1,232,764	-	1,232,764
Intangible assets		-	-	-
Investments accounted for using the equity method		2,913,061	-	2,913,061
Total non-current assets		4,145,825	-	4,145,825
Total assets		**12,499,740**	-	**12,499,740**
Current liabilities				
Payables		1,647,182	-	1,647,182
Provisions		279,589	-	279,589
Interest-bearing liabilities		60,007	-	60,007
Deferred Income		378,063	-	378,063
Total current liabilities		2,364,841	-	2,364,841
Non-current liabilities				
Interest-bearing liabilities		79,750	-	79,750
Provisions		89,184	-	89,184
Deferred Income		-	-	-
Total non-current liabilities		168,934	-	168,934
Total liabilities		**2,533,775**	-	**2,533,775**
Net assets		**9,965,965**	-	**9,965,965**
Equity				
Contributed equity		46,821,956	-	46,821,956
Share based payment reserve	7.4(b)	-	218,615	218,615
Foreign currency translation reserve	7.4(a)	(27,830)	(12,709)	(40,539)
Retained profits (Accumulated losses)	7.4(d)	(36,828,161)	(205,906)	(37,034,067)
Total equity		**9,965,965**	-	**9,965,965**

7. Explanation of transition to Australian equivalents to IFRSs (continued)

7.2 Reconciliation of loss under previous AGAAP to loss under Australian equivalents to IFRSs (AIFRS)

Reconciliation of loss for half-year ended 31 December 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue from continuing operations	7.4(c)	805,262	(431,150)	374,112
Other income	7.4(c)	-	431,150	431,150
Administration expense	7.4(b)	(1,514,666)	(83,805)	(1,598,471)
Research and development expense		(3,113,014)	-	(3,113,014)
Depreciation and amortisation		(339,646)	-	(339,646)
Finance costs		(8,235)	-	(8,235)
Share of results of associates accounted for using the equity method		(243,308)	-	(243,308)
Loss before income tax		**(4,413,607)**	**(83,805)**	**(4,497,412)**
Income tax expense		-	-	-
Loss for the half-year		**(4,413,607)**	**(83,805)**	**(4,497,412)**
Loss attributable to outside equity interest		-	-	-
Loss attributable to members of Starpharma Holdings Ltd		**(4,413,607)**	**(83,805)**	**(4,497,412)**

7. Explanation of transition to Australian equivalents to IFRSs (continued)

Reconciliation of loss for year ended 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
Revenue from continuing operations	7.4(c)	2,049,298	(1,409,844)	639,454
Other income	7.4(c)	-	1,409,844	1,409,844
Administration expense	7.4(b)	(3,112,638)	(161,799)	(3,274,437)
Research and development expense		(6,581,205)	-	(6,581,205)
Depreciation and amortisation		(693,865)	-	(693,865)
Finance costs		(8,290)	-	(8,290)
Share of results of associates accounted for using the equity method		760,708	-	760,708
Loss before income tax		**(7,585,992)**	**(161,799)**	**(7,747,791)**
Income tax expense		-	-	-
Loss for the half-year		**(7,585,992)**	**(161,799)**	**(7,747,791)**
Loss attributable to outside equity interest		-	-	-
Loss attributable to members of Starpharma Holdings Ltd		**(7,585,992)**	**(161,799)**	**(7,747,791)**

7. Explanation of transition to Australian equivalents to IFRSs (continued)

7.3 Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

7.4 Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to international Financial Reporting Standards*. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:

(i) At 1 July 2004
For the Group the balance of the $12,709 credit in the foreign currency translation reserve is reduced to zero. Retained earnings is decreased by this amount.

(ii) At 31 December 2004
For the Group the balance of the foreign currency translation reserve is reduced by $12,709. Retained earnings is decreased by this amount.

(iii) At 30 June 2005
For the group the balance of the foreign currency translation reserve is reduced by $12,709. Retained earnings is decreased by this amount.

(iv) For the half-year ended 31 December 2004
There is no effect on the Group.

(v) For the year ended 30 June 2005
There is no effect on the Group.

(b) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Starpharma Holdings Ltd Employee Option Plan after 7 November 2002 but that had not vested by 1 January 2005. No such expense was required to be recognised under previous AGAAP. The effect of this is:

(i) At 1 July 2004
For the Group there has been a decrease in retained earnings of $56,816 and a corresponding increase in reserves.

(ii) At 31 December 2004
For the Group there has been a decrease in retained earnings of $140,621 and a corresponding increase in reserves.

(iii) At 30 June 2005
For the Group there has been a decrease in retained earnings of $218,615 and a corresponding increase in reserves.

(iv) For the half-year ended 31 December 2004
For the Group there has been an increase in administration expense of $83,805.

(v) For the year ended 30 June 2005
For the Group there has been an increase in administration expense of $161,799.

(c) Reclassification of grant income

Under AIFRS from 1 July 2004 the Group is required to recognise government grant income as other income, rather than revenue from continuing operations. The effect of this is:

(i) At 1 July 2004
No impact, since the reclassification in the income statement does not affect retained losses.

(ii) At 31 December 2004
No impact, since the reclassification in the income statement does not affect retained losses.

(iii) At 30 June 2005
No impact, since the reclassification in the income statement does not affect retained losses.

(iv) For the half-year ended 31 December 2004
For the Group there has been a increase in other income of $431,150 and a corresponding decrease in revenue from continuing operations.

(v) For the year ended 30 June 2005
For the Group there has been a increase in other income of $1,409,844 and a corresponding decrease in revenue from continuing operations.

(d) Retained Earnings

The effect on retained earnings of the changes are set out above are as follows:

	Notes	1 July 2004 $	31 December 2004 $	30 June 2005 $
Foreign currency translation reserve	7.4(a)	12,709	12,709	12,709
Share-based payments reserve	7.4(b)	(56,816)	(140,621)	(218,615)
Total adjustment		**(44,107)**	**(127,912)**	**(205,906)**
Attributable to members of Starpharma Holdings Ltd		**(44,107)**	**(127,912)**	**(205,906)**

STARPHARMA HOLDINGS Ltd
Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 8 to 27 are in accordance with the *Corporations Act 2001,* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Starpharma Holdings Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



Peter T Bartels, ***AO***
Director

Melbourne, 9th March 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent review report to the members of Starpharma Holdings Limited

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Starpharma Holdings Limited (the Company) for the half-year ended 31 December 2005 included on Starpharma Holdings Limited's web site. The Company's directors are responsible for the integrity of the Starpharma Holdings Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Starpharma Holdings Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Starpharma Holdings Group (defined below) as at 31 December 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Starpharma Holdings Group (the consolidated entity), for the half-year ended 31 December 2005. The consolidated entity comprises both Starpharma Holdings Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

PRICEWATERHOUSECOOPERS

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel,
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
9 March 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Starpharma Holdings Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review

This declaration is in respect of Starpharma Holdings Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne — Melbourne

Partner — 9 March 2006

Liability limited by a scheme approved under Professional Standards Legislation

STARPHARMA HOLDINGS Ltd
Supplementary Appendix 4D information

NTA Backing
(Appendix 4D item 3)

	31 December 2005	31 December 2004
Net tangible asset backing per ordinary share	$0.17	$0.12

Associates and Joint Venture entities
(Appendix 4D item 7)

The interests in associates are accounted for in the interim financial statements using the equity method of accounting. The Group has an interest in the following entities:

Name	Ownership interest %		$ Contribution to net profit (loss)	
	31 December		Half-year	
	2005	2004	2005	2004
Dimerix Bioscience Pty Ltd	24.9	-	18,170	-
Dendritic Nanotechnologies Inc.	32.9	43.0	(307,629)	(243,308)
Total			**(289,459)**	**(243,308)**

Share of Result of Associate	**Half-year**	
	2005	**2004**
Share of loss	(358,759)	(261,596)
Gain on issue of new equity by associate	69,300	18,288
Share of result of associate per income statement	**(289,459)**	**(243,308)**

Other significant information

Potential ordinary shares not considered dilutive:

As at 31st December 2005 the company had on issue:

220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

730,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

182,000 options over unissued capital exercisable on or before the 31st December 2009 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 12th May 2010 at the price of 93.75 cents per ordinary share.

300,000 options over unissued capital exercisable on or before the 4th July 2010 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 18th July 2010 at the price of 93.75 cents per ordinary share.

Other Supplementary Information

Appendix 4D items 4, 5, 6, 8 and 9 are not applicable.

Audit

This report is based on accounts which are subject to review.

Compliance Statement

This half year report was approved by a resolution of the Board of Directors of the Company on 9th March 2006.

Ben Rogers
Company Secretary
9th March 2006

starpharma

File No. 82-34832

7 February 2006

MARKET UPDATE

The attached investor presentation was prepared for a series of presentations to Australian fund managers and is based on the Market Update released to the ASX on 14 October 2005. The presentation has been updated to include some additional information regarding the VivaGel™ development program and the commercial opportunities for microbicides.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity ; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com		
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Jackie Fairley** Chief Operating Officer +61 3 8532 2715 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Starpharma Holdings Limited

(ASX:SPL)

February 2006

"Top Nanotech Buys for 2005"

"We expect great things to come from the company and its significant ownership in U.S.-based Dendritic Nanotechnologies, Inc."

Forbes/Wolfe 2005

"Growth Strategy Leadership Award in the World Nanobiotechnology Market"

Frost and Sullivan July 2005

This presentation contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable at this time, Starpharma can give no assurance that these expectations will prove to be correct. Actual results could differ materially from those anticipated, because of various important factors, risks and uncertainties. These include risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval processes mandated by regulatory authorities, delays in clinical trials, future capital needs and general economic uncertainty. Also, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Outline

starpharma

1. Company Overview
2. VivaGel™ – Indications and Clinical Development
3. VivaGel™ – Excellent Market Opportunities
4. Product Pipeline
5. Equity Holding in Dendritic Nanotechnologies Inc
6. Conclusion

1. Company Overview

starpharma

Company Overview

starpharma

- Starpharma Holdings Limited ('**Starpharma**') (ASX:SPL) is a world leader in the development of nanotechnology based pharmaceuticals (dendrimers)
- Starpharma's lead product, ***VivaGel***™ is being developed as a microbicide to prevent the sexual transmission of ***HIV*** and ***Genital Herpes***
- SPL recently awarded ***A$26.4m NIH funding*** to develop VivaGel™
- Two ***line extensions*** to VivaGel™ also in development
- Broad ***portfolio*** of other dendrimer projects
- ***Valuable equity stake*** (SPL:33%, DOW: 30%) in US company ***DNT***

Financial Snapshot

Market Cap:	~ $70-80M
Institutional Investors:	~ 30%
Level 1 ADR:	~ 6% (12% total international shareholders)
Cash:	$15.5M (as at 31 Dec 2005)*

* *Further $2.1m received Jan 2006; $26M for development of VivaGel™ will be reimbursed by NIH*

Starpharma is a world leader in developing dendrimers as pharmaceuticals

2. VivaGel™

Indications and Clinical Development

starpharma

VivaGel™ – Lead Product for Prevention of STIs

starpharma

- VivaGel™ is a microbicide being developed to prevent sexually transmitted infections (STIs) in women
- VivaGel™ is a gel-based formulation with a nanotech active, delivered privately via an applicator prior to sexual activity

VivaGel™ packaged into pre-filled applicators.



- The active ingredient of VivaGel™ (SPL7013) inactivates HIV and HSV-2 (genital herpes) virus by binding with the virus preventing it attaching to the host
- Products include
  - VivaGel™ for HIV and HSV-2,
  - VivaGel/Condom coating
  - ComboGel
- Vaccines against HIV and genital herpes have thus far failed and there is a significant and growing recognition that microbicides offer the best alternative

VivaGel™ offers an attractive first line defence against the spread of HIV and genital herpes

HIV – A Preventable, Life Threatening Disease

starpharma

- Human Immunodeficiency Virus (HIV) is the virus that causes AIDS (Acquired Immune Deficiency Syndrome)
- No cure for HIV/AIDS
- HIV may be transmitted by individuals that are asymptomatic
- 39,000,000 people living with HIV; every day 7,000 women are newly infected
- The predominate route of transmission worldwide is via heterosexual contact
- More than 50 HIV vaccines have failed and estimates are that an effective vaccine is many years away
- Although when used condoms are effective in preventing HIV, in practice they are not used consistently or correctly

Large and growing market need for an effective means of preventing HIV infection

Microbicide Development Act 2005: US Senate

starpharma

- The Microbicide Development Act 2005 introduced by H Clinton et al.

"It is estimated that by age 25 half of all sexually active people in the United States can expect to be infected with a sexually transmitted disease (STD) "

HIV and AIDS (in the US): ***"Direct medical costs of up to $15.5 billion per annum"***

"AIDS is the number one cause of death in African-American women aged 25-34"

""HIV prevention options as of 2005 are not enough"

best option...technologies like microbicides which women can initiate and control"

"The US Government is firmly committed to the development of safe and effective microbicides"

Microbicides: A key STI prevention strategy well supported in the USA

Genital Herpes – Large and Growing Market

starpharma

- ***22%*** of the ***US adult population*** has genital herpes; Est. cost (US) >$1.5B pa
- Without intervention the prevalence of genital herpes in the US is expected to increase to ***39%*** of men and ***49%*** of women by 2025

Prevalence of Genital Herpes



USA:
22% Population
26% F / 18% Male
Europe:
10 - 33% Population
Japan:
7% Population
Central / South America:
20-40% Female Population
Australia:
12% Population
16% F / 8% Male
Africa:
30-80% Female Population

Sources:
Herpes Suppl. 11, 2004
Aust. Sexual Health Conf. 2005

Genital herpes is the "un-recognised pandemic" of the industrialised world

starpharma

Genital Herpes – Nasty, Incurable Disease

- Infection is life-long, drugs do not cure
- Results in painful blisters/ulcers
  - Ulcers last 3-4 weeks; 4-5 ulcerative episodes p.a
- Frequently causes anxiety and depression in affected individuals
- Increases affected individuals' risk of HIV infection

  by 4-8x
- May be transmitted by individuals who have no visible ulcers
- Transmissible at birth:
  - Occular, neurological and respiratory disease
  - Long term complications in 40%; death in 14%
- Existing prevention methods (condoms and vaccines) to reduce the risk of infection have proven relatively ineffective





Genital herpes is an incurable, life long condition that can be transmitted unknowingly

VivaGel™ – Product Features and Performance

starpharma

Product Offers Several Key Advantages	Research indicates gel applications will have good uptake Female controlled, discreet and convenient Compelling competitive advantages: efficacy; non-irritant; broad activity Compatible with condoms
Excellent Clinical Results in Human and Primate Trials	Human trials: VivaGel™ is non-toxic and non-irritating Potent activity in relevant HIV strains in very tough primate trials Potent activity against other STIs including herpes in animal trials Viruses appear not to develop resistance to VivaGel™
Excellent Drug Characteristics	Lower risk development – Topical gel, external to body Affordable – Low manufacturing costs Excellent IP position Passes key FDA hurdle – Well defined chemical entity

VivaGel™ – Significant Advantages Over Competitors

starpharma

Significant Advantages over Other Products in Development*

*As demonstrated by NIH selecting VivaGel™

Competitor Products	Key Disadvantages	VivaGel™ Advantages
Surfactants/ Detergents	• Irritation, ulceration, discomfort, Incr. risk of infection by STIs	• No surfactant properties: Does not increase infection risk (non-irritant)
Sulphated CHO's	• Not active against clinical HIV strains	• Highly active against all HIV strains tested
Reverse Transcript. Inhibitors and other anti-viral drugs Tenofovir, CCR5-inhibitors	• Drug resistance is an issue • Primary mode of action requires infection process to have begun • Not active against herpes	• Very high barrier to development of viral resistance • Primary mode of action is prevention of virus attachment • Potent activity against herpes
Sulphated Polymers	• High cost of synthesis • Poor characterisation of the drug substance likely to present regulatory issues	• Excellent drug characteristics: – Low manufacturing costs – Stable, well defined entity
Acidity Control	• Acidity control: sufficient protection as mono-therapy?	• Potent activity against HIV and HSV-2 in animal models; non-irritant

VivaGel™ – Phase 1 Clinical Trial Results

starpharma

- Trial conducted with 36 healthy female volunteers aged between 18 – 43 years
- No SAEs - Gel is safe and well tolerated
  - No vulval, vaginal or cervical inflammation or other pathology related to exposure to the gel (*Colposcopic assessment*)
  - No changes of clinical significance in vaginal flora *(Quantitative microbiology analysis)*
- The only adverse events occurred in volunteers who received the placebo
  - One AE of severe intensity (tension headache) experienced by subject receiving placebo gel
  - One AE of moderate intensity (rash) experienced by subject receiving placebo gel

VivaGel™ – Significance of NIH $26m & Fast Track Status

starpharma

A$26m+ of non-dilutive funding from US-based NIH	▪ Funding is provided without any downstream commercial obligations on future revenues generated from VivaGel™ ▪ Funding will allow Starpharma to take product to market itself or secure a late-stage licensing deal
Significantly 'de-risks' VivaGel™	▪ NIH funding will support VivaGel's development including: ▪ Clincal and non-clinical trials, ▪ Scale-up of manufacturing through to the final large-scale population study and ▪ Access to world class clinical development expertise. ▪ FDA *Fast-Track* means: ▪Faster review of the NDA application for VivaGel™ (~6 months rather that 13) ▪Greater access to and input from the FDA into VivaGel™ development program
Strong Endorsement of VivaGel™	▪ The NIH selected VivaGel™ as the candidate for development support following a 12+ month evaluation period

Significantly enhances probability that VivaGel™ will be successfully developed and commercialised

VivaGel™ – Development Path

starpharma


THERAPEUTICS DEVELOPMENT PATH
(Treatment)
Phase I
Phase II
Phase III
Market entry
MICROBICIDES DEVELOPMENT PATH
(Prevention)
Safety and tolerability studies
Expanded safety studies
Population-based efficacy study : is statistically significant
No
Further volunteers needed
Yes
Market entry

SPL LEAD PRODUCTS DEVELOPMENT PLAN


1H, 2006
2H, 2006
1H, 2007
2H, 2007
1H, 2008
2H, 2008
VivaGel™
HIV Prevention
Human Studies in Thailand and Australia
NIH funded, utilising offshore NIH networks
SPL can leverage off the significant crossover between two indications
VivaGel™
Herpes Prevention
File IND
Human Studies in USA and Africa

Lead products are entering significant clinical development phases in next 6 months

VivaGel™ Development and Synergies

starpharma

HIV Prevention

- Recently awarded FDA Fast Track Status
- Significant external funding, NIH Grant (A$26m)
- Non-clinical Development includes:
  - API/scale up
  - CMC
  - Pharmacology
  - Toxicology
- Clinical Development (as per previous slide) includes:
  - Male Study (N=36) (Australia)
  - Female Study (N=60 to 80, sexually active HIV-ve) (Australia/Thailand)
  - Female Study (N=24, HIV+ve) (Thailand)
  - Efficacy study (N = Up to 3200, HIV-ve placebo gel cf. active) (Several centres)

These items are all applicable to the Genital Herpes indication

Herpes Prevention

- Non-clinical completed as per HIV
- Clinical Development (as per previous slide) includes
  - Female Study (N=60,sexually abstinent) (USA, Kenya)
  - Efficacy study (N= Up to 1600 HSV-2-ve women, placebo gel cf. active) (Several centres)

3. VivaGel™
Excellent Market Opportunities

starpharma

VivaGel™ – Excellent Market Opportunities

starpharma

- Starpharma is currently focused on four commercial applications of VivaGel™

Product	**VivaGel™ HIV Prevention** Topical Microbicide	**VivaGel™ Genital Herpes Prevention** Topical Microbicide	**Premium Condoms** Microbicide Condom Coating	**'ComboGel'** Combination Microbicide & Contraceptive
Est. Market Size	> US$1bn	> US$1bn[1]	$US300-500M	> US$1.5bn
Path to Market	IND De-risked via NIH funding	IND Costs reduced and de-risked by utilising HIV safety studies	Device Already in discussions Likely less onerous regulatory path	IND De-risked via NIH funding
Est. Market Entry	~ 2H 2008	~ 1-2H 2008	2H 2007 Depends on Partner	> 1H 2009

Starpharma is targeting several significant market opportunities

Consumer Demand for Microbicides

starpharma

- Increasing market "pull' for products
  - Microbicides Development Act
- Strong market demand at 5x local condom price

Industrialised World (Willingness to pay)	2007-2012
	US$3.00*

* *Single Application*

- 20m women in the US would use a microbicide
- 30-40% of female students surveyed would buy a microbicide

Consumer Demand for Microbicides



Percentage Interest at 5x local condom Price
90
80
70
60
50
40
30
20
10
0
South Africa
China
United Kingdom
United States
Australia

(Source: World Bank; UNAIDs; EC AIDS survey; BCG analysis and various microbicide publications)

VivaGel™ – Excellent Market Opportunities

starpharma

Developed Countries

Market Penetration	Average Frequency of Use per Annum		
	25x	50x	100x
2.5%	US$365m	US$730m	US$1460m
5.0%	US$725m	US$1450m	US$2900m
10.0%	US$1450m	US$2900m	US$5800m

- Key assumptions
  - 291m women of reproductive age (15-49) in developed countries
  - Unit sale price circa US$2
  - Usage rates according to published data

VivaGel™ – Line Extensions

starpharma

Condom Coatings	The most common coating in premium condoms is nonxynol-9 (N-9) that is meant to provide spermicidal protection and act as a microbicide Recent studies have shown that the <u>detergent</u> N-9 actually results in a significant increase in the rate of infection by HIV and other viruses (HSV-2) Starpharma is already in discussions with a number of potential commercial partners who are exploring replacing N-9 with VivaGel™ as a coating for their premium condoms Likely less onerous regulatory path for VivaGel™ as a condom coating thereby offering a shorter route to market.
ComboGel	Starpharma received US$5.4 funding from the NIH to develop the 'ComboGel' in partnership with a US company, ReProtect The 'ComboGel' will combine the active agents in ReProtect's BufferGel with VivaGel™ to generate a combination microbicide and contraceptive gel. Potential to extend spectrum of activity.

4. Product Pipeline

starpharma

Applications of Dendrimers in Life Sciences

starpharma

- Pharmaceuticals
  - Polyvalent = multivalent presentation of covalently bound surface groups; activity due to multiple presentation of surface groups
- Drug Delivery
  - Small molecules occluded (non covalently) within the dendrimer architecture; alternative to liposomes
  - Molecules attached to the dendrimer which are metabolically released; single molecule alternative to traditional polymer-drug conjugates
- In vitro Diagnostics
  - A dendrimer is a key component of the Stratus CS instrument by Dade Behring [FDA - 510(k)]; detects certain protein biomarkers released in the blood stream as a result of heart muscle damage
- In vivo Diagnostics
  - MRI contrast agents e.g. Gadomer-17: Schering AG (24 gadolinium chelates covalently attached)
  - Enhanced organ, tissue and/or tumor detection and resolution; optimized PK profile

Starpharma and DNT have an extremely broad IP portfolio in Dendrimers

Starpharma's Pipeline


starpharma
Development Pipeline
VivaGel™ - HIV
VivaGel™ - Herpes
'ComboGel'
Condom Coating
Device (TBC)
Discovery Pipeline
ADME* Engineering
Anti-Cancer Agent
Respiratory
Anti-angiogenesis
Anti-Cancer Diagnostic
GPCR Agonists
Feasibility
Proof of Concept
Pre-Clinical Candidate
Phase 1
"Phases 2 & 3" Large Scale Efficacy Trials for Preventatives

ADME: Absorption Distribution Metabolism Excretion

5. Equity Holding in DNT

starpharma

DNT: A Valuable and Strategic Asset

- SPL has a 33% holding in a private US company Dendritic Nanotechnologies Inc (DNT)
- DNT is a valuable, but as yet not externally priced, company
  - Existing revenues streams from deals with leading pharmaceutical and biotechnology companies including Pfizer Inc; Sigma Aldrich; General Dynamics Corporation, US Dept. Defense, Lumera etc
  - NCI to fund its ovarian cancer diagnostic dev't.
  - Valuable new synthetic methodology (Priostar™) for generating dendrimers cheaper and faster
  - Active development portfolio:
    - Ovarian Cancer Diagnostic
    - MRI contrast agent
    - Transfection for siRNA
- The DOW Chemical Company holds 30% DNT equity
- SPL has exclusive commercialisation rights to DNT's technology for nanopharmaceuticals
- Listed companies on Nasdaq developing nanomaterials US$80m – US$190m

MCaps of Listed US Nanomaterials Companies

COMPANY	MCap (US$m)
Orthovita	190
Altair	168
Nanogen	157
Nanophase	106
Lumera	81
Isonics	79

6. Conclusion

starpharma

Starpharma: Value Highlights

starpharma

Strong Financial Position

- Successful institutional placement/SPP $15M (~2 years cash)

NIH Funding

- US$20.3m of non-diluting funding; de-risks development
- Significant validation of the technology

Strong Anticipated News Flow

- Fast Track Status for VivaGel™
- International and domestic human trials of VivaGel™ (incl. new IND for HSV-2)
- Strong probability of additional non-dilutive funding from international health organisations and commercial announcements (Starpharma and DNT)

Market Opportunities

- Initial applications target HIV and genital herpes: significant markets

Valuable Assets

- Equity stake in Dendrimer Nanotechnologies (DNT) and Dimerix
- Breadth and quality of dendrimer pipeline

For Further Information

Email: jackie.fairley@starpharma.com

Phone: +613 8532 2715

Mobile: +614 0771 6887

starpharma

Appendices

starpharma

VivaGel™ - Excellent Safety and Efficacy Profile

starpharma

Relative susceptibility to HSV-2 infection 12 hr after a single application of candidate microbicide in female mice



Relative Susceptibility
30
20
10
1
0
* *
* *
* *
* *
VivaGel
Nonoxynol-9
Microbicide Ingredient 1
Microbicide Ingredient 2
Sodium Dodecyl Sulfate
HEC Placebo (Inert Gel)

*** * = P<0.001 compared with saline**

Combined Results of Pivotal Non-Human Efficacy Studies



Percentage of animals protected from SHIV infection
90
80
70
60
50
40
30
20
10
0
VivaGel™ 3% w/w SPL7013
VivaGel™ 1% w/w SPL7013
Untreated 1
Untreated 2

Starpharma is a Leader in Nanopharmaceuticals

starpharma

- Nanotechnology is the manipulation of matter smaller than 100 nanometres ('nm')
- Starpharma is a leader in developing a particular class of nanostructures called dendrimers for drug development
- Dendrimers are formed by adding successive layers of branching molecules to a central core
  - Multiple binding sites: polyvalency
  - Precise manufacture: consistency of composition



THE NANOSCALE
1 nanometer =
1 billionth meter
100 billionth
meter
Nanotechnology
Polymers/ Conjugates
Proteins eg. rHGH, EPO
SMALL
MOLECULES
LARGE
MOLECULES
Area of traditional
pharmaceutical industry focus

> ***"In 2014 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology"***
>
> <u>Lux Research, October 2004</u>

- Dendrimers also have life science applications in drug delivery (liposome-like), diagnostics and contrast agents (Schering)
- SPL and DNT have a comprehensive IP position covering the use of dendrimers

Starpharma is a world leader in developing dendrimers as pharmaceuticals

Dendrimers – Precise Nanoscale Synthetic Chemistry

starpharma


I
Z

I = Initiator or core
Y = Branching unit
= Linker between Y and Z
Z = Surface group

Size
- Molecular weight
- Distance of span or volume

Surface group/s
- Number
- Type

Discovery Projects Overview

starpharma

- **ADME Engineering™**
  - Use of dendrimers to improve pharmacokinetics of existing molecules, improved dose efficiency
- **Anticancer Agent**
  - Specific example of ADME engineering of existing anticancer drug to modify the pharmacokinetic and safety profile
- **Respiratory**
  - Dendrimers for the treatment/prevention of RSV and other respiratory pathogens eg. influenza, exotic viruses
- **Anti-angiogenesis Agent**
  - In vivo efficacy demonstrated; Potential for local delivery reducing dosing load and frequency
  - Non-cancer applications including AMD, diabetic retinopathy, macular oedema.
- **Anti-cancer Diagnostic**
  - Targetted imaging of tumours
- **GPCR Agonist, eg Cancer**
  - Polyvalent engineering of existing small molecule GPCR ligands to improve efficacy and pharmacokinetics